UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Notification of major holdings, dated 21 November 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN

GB00BJ1F4N75

Issuer Name

MICRO FOCUS INTERNATIONAL PLC

UK or Non-UK Issuer

UK

2. Reason for Notification

An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
JPMorgan Chase & Co.

City of registered office (if applicable)

Country of registered office (if applicable)

US

4. Details of the shareholder
Name	City of registered office	Country of registered office
J.P. Morgan Securities plc
5. Date on which the threshold was crossed or reached

17-Nov-2022

6. Date on which Issuer notified

21-Nov-2022

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	0.339707	6.209472	6.549179	22206363
Position of previous notification (if applicable)	0.730295	5.631546	6.361841

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BJ1F4N75		1151847		0.339707
Sub Total 8.A	1151847		0.339707%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Depository Receipt	n/a	n/a	2348	0.000692
Sub Total 8.B1			2348	0.000692%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Cash-settled Equity Swap	18/01/2023	18/01/2023	Cash	405505	0.119593
Cash-settled Equity Swap	26/01/2023	26/01/2023	Cash	657290	0.193850
Cash-settled Equity Swap	07/02/2023	07/02/2023	Cash	2051464	0.605025
Cash-settled Equity Swap	02/03/2023	02/03/2023	Cash	12871	0.003796
Cash-settled Equity Swap	08/03/2023	08/03/2023	Cash	4246418	1.252369
Cash-settled Equity Swap	17/03/2023	17/03/2023	Cash	1544058	0.455379
Cash-settled Equity Swap	23/03/2023	23/03/2023	Cash	4893128	1.443099
Cash-settled Equity Swap	04/04/2023	04/04/2023	Cash	20925	0.006171
Cash-settled Equity Swap	28/04/2023	28/04/2023	Cash	941460	0.277659
Cash-settled Equity Swap	03/05/2023	03/05/2023	Cash	3599	0.001061
Cash-settled Equity Swap	17/05/2023	17/05/2023	Cash	4988139	1.471120
Cash-settled Equity Swap	02/06/2023	02/06/2023	Cash	2265	0.000668
Cash-settled Equity Swap	05/07/2023	05/07/2023	Cash	5142	0.001516
Cash-settled Equity Swap	02/08/2023	02/08/2023	Cash	107	0.000032
Cash-settled Equity Swap	13/09/2023	13/09/2023	Cash	8145	0.002402
Cash-settled Equity Swap	03/10/2023	03/10/2023	Cash	210980	0.062223
Cash-settled Equity Swap	13/10/2023	13/10/2023	Cash	89778	0.026478
Cash-settled Equity Swap	18/10/2023	18/10/2023	Cash	342330	0.100961
Cash-settled Equity Swap	02/11/2023	02/11/2023	Cash	319033	0.094090
Cash-settled Equity Swap	05/12/2023	05/12/2023	Cash	307285	0.090626
Cash-settled Equity Swap	19/12/2023	19/12/2023	Cash	2246	0.000662
Sub Total 8.B2				21052168	6.208780%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
JPMorgan Chase & Co.	J.P. Morgan Securities plc		6.208785	6.216593%
JPMorgan Chase & Co.	JPMorgan Chase Bank, National Association
JPMorgan Chase & Co.	J.P. Morgan SE
JPMorgan Chase & Co.	J.P. Morgan Securities LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Chain of controlled undertakings:

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan Capital Holdings Limited (100%)
J.P. Morgan Securities plc (100%)

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
 J.P. Morgan International Finance Limited (100%)
J.P. Morgan SE (100%)

JPMorgan Chase & Co.
JPMorgan Chase Holdings LLC (100%)
J.P. Morgan Broker-Dealer Holdings Inc. (100%)
J.P. Morgan Securities LLC (100%)

12. Date of Completion

21-Nov-2022

13. Place Of Completion
London

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 21 November 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer